SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                    FLORIDA GAMING CORPORATION
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.10 PER SHARE
                  (Title of Class of Securities)


                           340689 10 8
                          (CUSIP Number)


                         James A. Giesel
                    Brown Todd & Heyburn, PLLC
                      3200 Providian Center
                   Louisville, Kentucky  40202
                          (502) 589-5400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        September 24, 1997
             (Date of Event Which Requires Filing of
                         This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]


                      CUSIP NO. - 340689 10 8

1.   Name of reporting person. . . . . . . . .    Freedom
                                                  Financial
                                                  Corporation

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    35-1634756

2.   Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b)

3.   SEC use only. . . . . . . . . . . . . . .

4.   Source of funds (see instructions). . . .    00

5.   Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

6.   Citizenship or place
     of organization . . . . . . . . . . . . .    Indiana

Number of shares beneficially
owned by each reporting person
with:

7.   Sole voting power. . . . . . . . . . . . .   2,557,480(1)
8.   Shared voting power. . . . . . . . . . . .           0
9.   Sole dispositive power . . . . . . . . . .   2,557,480(1)
10.  Shared dispositive power . . . . . . . . .           0

11.  Aggregate amount beneficially
     owned by each reporting person . . . . . .   2,557,480

12.  Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

13.  Percent of class represented
     by amount in Row (11). . . . . . . . . . .   39%

14.  Type of reporting person  . . . . . . . . .  CO


(1) Includes 905,000 shares subject to currently exercisable options.

     Reference is hereby made to that certain Schedule 13D dated March 31, 1993, as amended, (the "Schedule"), filed by Freedom Financial Corporation ("Freedom") with respect to the common stock, par value $.10 per share ("Common Stock"), of Florida Gaming Corporation, formerly Lexicon Corporation, a Delaware corporation (the "Issuer"). The Schedule is hereby amended to to add the following information to the items indicated, including the reporting of the execution of the Assets Purchase Agreement dated as of September 24, 1997 (the "Assets Purchase Agreement"), among the Issuer, Freedom, and Interstate Capital Corporation, a wholly owned subsidiary of Freedom ("Interstate"). Unless otherwise indicated, defined terms have the same meaning as set forth in the Schedule.

     Item 1.   Security and Issuer.

     This statement relates to the Common Stock of the Issuer whose principal office is located at 3500 N.W. 37th Avenue, Miami, Florida 33142.

     Item 2.   Identity and Background.

     As set forth below, this filing relates to Freedom. Freedom holds 100% of Interstate's common stock. Interstate is incorporated under the laws of the Commonwealth of Kentucky and its principal business is real estate development. The directors and officers of Interstate are W. B. Collett, W. B. Collett, Jr., Timothy L. Hensley, and Robert L. Hurd.

     Freedom Holding, Inc. ("Holding") holds approximately 95% of Freedom's common stock. FHC Corporation ("FHC") holds 100% of Holding's common stock. W. B. Collett, the Chief Executive Officer and Chairman of the Board of the Issuer, Interstate, Freedom and FHC, and the President and a director of Holding, is the record holder of approximately 85% of FHC.

     Pursuant to General Instruction C to the Schedule 13D, this
Item 2 sets forth certain information with respect to the executive officers and directors of Freedom and persons who may be deemed controlling persons of Freedom:

     (a)(1)    Name:  Freedom Financial Corporation

     (b)(1)    Business Address:   2669 Charlestown Road
                                   New Albany, Indiana 47150

     (c)(1)    Principal Business: Freedom's principal business
                                   is investments.  Freedom was a
                                   bank holding company until
                                   January 29, 1988, at which
                                   time it sold its banking
                                   subsidiaries.

     (d)(1) During the last five years, neither Freedom nor any of its directors and executive officers listed below has been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

     (e)(1) During the last five years, neither Freedom nor any of its directors and executive officers listed below was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)(1) Freedom is incorporated under the laws of the State of Indiana.

     The directors and executive officers of Freedom, along with their addresses and principal occupations are set forth below.

Name and Address         Principal Occupation

W. B. Collett            CEO & Chairman of the Board - Issuer
3500 N.W. 37th Avenue    CEO & Chairman of the Board - Interstate
Miami, Florida           CEO & Chairman of the Board - Freedom
33142                    President & Director - Holding
                         CEO & Chairman of the Board - FHC

W. B. Collett, Jr.       Executive V.P., Secretary & Director -
3500 N.W. 37th Avenue         Issuer
Miami, Florida           Executive V.P., Secretary & Director -
33142                         Interstate
                         Executive V.P., Secretary & Director -
                              Freedom
                         Secretary & Treasurer - Holding
                         Executive V.P., Secretary & Director -
FHC

Timothy L. Hensley       Executive V.P., Treasurer, CFO & 3500
N.W. 37th Avenue              Director - Issuer
Miami, Florida           Executive V.P., Treasurer & Director -
33142                         Interstate
                         Executive V.P., Treasurer & Director -
                              Freedom
                         Executive V.P., Treasurer, CFO &
Director - FHC

Robert L. Hurd           President & Director - Issuer
#7 Partridge Run         President - Interstate
Warren, New Jersey       President & Director - Freedom
07060                    President & Director - FHC
                         President & Chairman - General Health
Care Corporation
                         President & CEO - International Barrier
                         Corporation

     (a)(2)    Name:  Freedom Holding, Inc.

     (b)(2)    Business Address:   2669 Charlestown Road
                                   New Albany, Indiana  47150

     (c)(2)    Principal Business: Holding's principal business
                                   is to hold shares of Freedom
                                   and to acquire additional
                                   Freedom shares from time to
                                   time.

     (d)(2) During the last five years, neither Holding nor any of its directors and executive officers listed below has been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

     (e)(2) During the last five years, neither Holding nor any of its directors and executive officers listed below was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)(2) Holding is incorporated under the laws of the State of Delaware.

     The directors and officers of Holding are W. B. Collett and
W. B. Collett, Jr. Their addresses and principal occupations are set forth above.

     (a)(3)    Name:  FHC Corporation

     (b)(3)    Business Address:   2669 Charlestown Road
                                   New Albany, Indiana  47150

     (c)(3)    Principal Business: FHC's principal business is to
                                   hold shares of Holding.

     (d)(3) During the last five years, neither FHC nor any of its directors and executive officers listed below has been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

     (e)(3) During the last five years, neither FHC nor any of its directors and executive officers listed below was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)(3) FHC is incorporated under the laws of the State of Delaware.

     The directors and officers of FHC are W. B. Collett, Robert
L. Hurd, W. B. Collett, Jr., and Timothy L. Hensley.

     (a)(4)    Name:  W. B. Collett

     (b)(4)    Business Address:   3500 N.W. 37th Avenue
                                   Miami, Florida  33142

     (c)(4)    Principal Business: W. B. Collett's principal
                                   occupation is listed above.

     (d)(4) During the last five years, W. B. Collett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)(4) During the last five years, W. B. Collett was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)(4) Mr. Collett is a citizen of the United States of America.

     Item 3.   Source And Amount Of Funds Or Other Consideration.

     On September 24, 1997, Freedom and its wholly owned subsidiary, Interstate, entered into the Assets Purchase Agreement with the Issuer, a copy of which is attached as Exhibit
99.1 to this Schedule, under which the Issuer agreed to purchase from Interstate certain unimproved properties and a residential real estate development called Tara Club Estates (collectively, the "Properties"), all of which are situated in Loganville, Walton County, Georgia. As consideration for the purchase, the Issuer will pay Interstate the sum of $6,373,265 payable as follows: (i) the Issuer's issuance to Interstate of 2,084 shares (the "Series F Shares") of proposed Series F 8% Convertible Preferred Stock (the "Series F Preferred Stock") at a stated value of $1,000 per share (convertible into the Issuer's Common Stock on the basis of 296.6689 shares of the Issuer's Common Stock for each $1,000 of stated value of the proposed Series F Preferred Stock), (ii) the Issuer's assumption of $1,081,102 of first mortgage promissory notes to certain lenders secured by the Properties, and (iii) the cancellation of $3,208,163 owed by Freedom to the Issuer. Consummation of the transaction is subject to, among other things, (i) the Issuer's receipt of an opinion from an investment banker that the consideration to be paid for the Properties is fair, from a financial point of view, to the public stockholders of the Issuer, (ii) the Issuer's receipt of title opinions with respect to the Properties, and
(iii) the approval of Freedom's lenders whose promissory notes are secured by the Properties.

     Item 4.   Purpose of Transaction.

     Through Interstate, Freedom expects to acquire the Series F Shares as a result of the sale to the Issuer of the Properties. The acquisition of the Series F Shares by Interstate will cause an increase in Freedom's significant equity investment in the Issuer. At the present time, but subject to Freedom's continuing evaluation of the factors noted below, it is intended that Interstate will directly retain the Series F Shares. Freedom may purchase additional shares of the Issuer in the future and, in particular, may purchase additional shares of the Issuer pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of March 29, 1993, a copy of which is attached as Exhibit A to the Schedule dated March 31, 1993 and described in more detail in Item 6 below. Freedom may also purchase additional shares of the Issuer's Common Stock in open market transactions, privately negotiated transactions, or otherwise.

     Freedom has the right, pursuant to Section 1.6(f) of the Stock Purchase Agreement, to acquire up to an aggregate of 905,000 additional shares of the Issuer's Common Stock until March 31, 1998, at a purchase price of $1.25 per share.

     A majority of the members of the Issuer's Board of Directors are directors and executive officers of Freedom. Through these members, Freedom expects to influence the business and operations of the Issuer.

     In accordance with an assets purchase agreement dated
November 20, 1996 between the Issuer, Florida Gaming Centers,
Inc., a wholly owned subsidiary of the Issuer, and WJA Realty Limited Partnership, a copy of which is attached as Exhibit 99.2 to this Schedule, the Issuer expects to increase the number of its directors to nine and to nominate Roger M. Wheeler, Jr. and Richard P. Donovan for election by the Issuer's stockholders to its board of directors.

     Whether Freedom purchases any additional shares of the Issuer's Common Stock, and the amount and timing of any such purchases, will depend on Freedom's continuing assessment of pertinent factors, including without limitation, the following:
(i) the availability of shares of Common Stock for purchase at particular price levels, (ii) the Issuer's and Freedom's respective business and prospects, (iii) other business and investment opportunities available to Freedom, (iv) general economic and industry conditions, (v) stock market and money market conditions, (vi) the availability and nature of opportunities to dispose of Freedom's interests, and (vii) other plans and requirements of Freedom. Depending on its assessment of these factors from time to time, Freedom may change its present intentions as stated above, including possibly determining to dispose of some or all of the shares of Common Stock held by Freedom.

     Freedom's determination to make an equity investment in the Issuer was made in the context of an overall review of the Issuer which included the possibility (which Freedom intends to consider) of seeking to acquire the Issuer as an entity, although Freedom has no present plans in this regard. Should Freedom in the future seek to acquire the Issuer as an entity, the prior establishment of an entity position in the Issuer might assist Freedom in reaching such result.

     Except as stated above, neither Freedom, nor, to the best knowledge of Freedom, any of the executive officers or directors of Freedom, have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidations involving the Issuer,
(iii) a sale or transfer of a material amount of assets of the Issuer, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above. Freedom may formulate plans or proposals with respect to one or more of the foregoing in the future.

     Item 5.   Interest In Securities Of The Issuer.

          (a) Freedom beneficially owns 2,557,480 shares of Common Stock (including 905,000 shares which Freedom has the right to acquire by March 31,
               1998), representing 39% of the shares of outstanding Common Stock.

          (b) Freedom has sole voting and investment power with respect to 2,557,480 shares of Common Stock
               (including 905,000 shares which Freedom has the right to acquire by March 31, 1998).

          (c) On August 1, 1997, Freedom exercised an option to purchase 25,000 shares of the Issuer's Common Stock at an exercise price of $1.25 per share. On August 21, 1997, Freedom exercised an option to purchase 100,000 shares of the Issuer's Common Stock at an exercise price of $1.25 per share. Freedom used its working capital to effect these purchases.

          (d) As described in more detail in Item 6 below, 1,652,480 of the shares of Common Stock beneficially owned by Freedom are subject to various pledge and related arrangements.

          (e)  Not applicable.

     As of September 30, 1997, directors and executive officers of Freedom beneficially owned the following shares of Common Stock of the Issuer: W. B. Collett -- 490,000 shares which may be acquired under presently exercisable stock options; Robert L. Hurd -- 1,000 shares owned by the Hurd Family Partnership, L.P., of which Mr. Hurd is a general partner, and 65,000 shares which may be acquired under presently exercisable stock options; W. B. Collett, Jr., -- 115,000 shares which may be acquired under presently exercisable stock options; and Timothy L. Hensley -- 50,000 shares which may be acquired under presently exercisable stock options. These shares are not included in the shares of Common Stock reported by Freedom.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to the Securities of the Issuer.

     Pursuant to the Stock Purchase Agreement, on March 31, 1993, Freedom purchased 603,000 shares of Common Stock from the Issuer for total cash consideration of $874,350 ($1.45 per share) (the "Equity Infusion"). In addition, Freedom was granted options to purchase an additional 1,750,000 shares of Common Stock at an exercise price of $1.45 per share, exercisable at any time before March 31, 1998.

     The Stock Purchase Agreement provided that if the Common Stock was delisted from the Nasdaq SmallCap Market pursuant to a proceeding commenced before 181 days after March 31, 1993 (regardless of whether the Common Stock was subsequently relisted), (i) the effective per share purchase price would be adjusted to $1.25, the purchase price would remain at $874,350 and the number of shares sold to Freedom would be increased to 699,480 shares, and (ii) the per share price pursuant to the options granted to Freedom would be adjusted to $1.25 and the number of shares which would be available to be purchased pursuant to the option would be increased to 2,030,000. Freedom currently has 905,000 options outstanding.

     On April 1, 1993, the Hurd Family Partnership, L.P.
purchased 1,000 shares of Common Stock in an open-market purchase at a purchase price of $2.125 per share. Mr. Hurd, President of the Issuer, is the general partner of the Hurd Family
Partnership. Beneficial ownership of such shares by Freedom is disclaimed.

     By letter dated April 7, 1993, the Issuer received notice that, following review of the Issuer's submissions concerning the Equity Infusion, the Nasdaq Stock Market would delist the Common Stock effective April 8, 1993. As a result of the delisting of the Common Stock and pursuant to the Stock Purchase Agreement, Freedom was issued an additional 96,480 shares of Common Stock, the exercise price per share of the options was reduced to $1.25 per share, and the number of shares subject to the options increased to 2,030,000. The Common Stock was later relisted following appeal and review by the Nasdaq Qualifications Committee.

     On October 4, 1994, the Issuer entered into a Letter of Intent with Casino America for the formation of a joint venture to build and operate a casino at the Issuer's Fort Pierce, Florida pari-mutuel facility. The Letter of Intent is attached as Exhibit B to Amendment No. 4 to this Schedule. Under the Letter Agreement, Freedom sold Casino America 22,500 shares of its Series AA Preferred Stock (the "Series AA Preferred Stock"). Freedom has also issued 1,181 shares of Series AA Preferred Stock to Casino America in payment of dividends. As described below, the Series AA Preferred Stock is convertible into shares of the Issuer's Common Stock owned by Freedom. Subject to and upon compliance with certain provisions of Freedom's Articles of Incorporation, each holder of outstanding shares of Series AA Preferred Stock has the right, at its option, exercisable at any time before the close of business five years after the date such shares are originally issued by Freedom, to convert any or all outstanding shares of the Series AA Preferred Stock held by such holder into issued and outstanding shares of Common Stock then owned by Freedom. For the purpose of such conversion, the shares of Series AA Preferred Stock are valued at $100.00 each and the shares of the Issuer's Common Stock are valued as follows:

          (i) at $7.50 per share at the time of exercise, if Florida law does not allow casino style gaming at the Issuer's fronton located at Fort Pierce, Florida (the "Fronton"), and

          (ii) at $15.00 per share at the time of exercise, if Florida law allows casino style gaming at the Fronton.

     Freedom used proceeds from the sale of the Series AA Preferred Stock to, among other things, exercise its option in part to purchase 300,000 shares of Common Stock at an exercise price of $1.25 on October 12, 1994. If Freedom does not otherwise have shares of the Issuer's Common Stock available at the time of conversion of the Series AA Preferred Stock, Freedom may exercise a portion of its remaining options to purchase 905,000 shares of the Issuer's Common Stock.

     On July 31, 1996, Freedom executed with Pioneer Bank the 1996 Loan Agreement ("1996 Loan Agreement"), a related Stock Pledge Agreement (the "1996 Pledge Agreement"), and a Promissory Note (the "Promissory Note"), copies of which are attached as
Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 to this Schedule, respectively. Proceeds from the 1996 Loan Agreement were used, among other things, to pay off a previous line of credit with Pioneer Bank.

     Pursuant to the 1996 Pledge Agreement, Freedom pledged as collateral 1,000,000 shares of Common Stock (the "1996 Pledged Shares") it owns to secure a $1,800,000 line of credit (the "Line of Credit") made by Pioneer Bank to Freedom pursuant to the 1996 Loan Agreement. Under the terms of the 1996 Pledge Agreement, Pioneer Bank has a security interest in the 1996 Pledged Shares, as well as in any and all stock rights, rights to subscribe, liquidation dividends, dividends paid in stock, new securities, or any other property to which Freedom is or may hereafter become entitled to receive on account of the 1996 Pledged Shares. The 1996 Pledged Shares shall remain so pledged until, among other things, the Line of Credit, as well as any obligations related thereto, have been repaid in full to Pioneer Bank.

     On July 31, 1996, W. B. Collett, the Chief Executive Officer of Freedom, executed a Guaranty Agreement with Pioneer Bank, a copy of which is attached as Exhibit 99.6 to this Schedule, personally guaranteeing the obligations of Freedom to Pioneer Bank pursuant to the Line of Credit. Among the obligations guaranteed by Mr. Collett are the promises made by Freedom to Pioneer Bank pursuant to the 1996 Pledge Agreement.

     On October 1, 1996, the Issuer and Freedom entered into a credit line agreement (the "Issuer CreditLine Agreement"), a copy of which is attached as Exhibit 99.7 to this Schedule, whereby the Issuer would lend Freedom up to $2,000,000 at an annual interest rate of 2% above the prime rate, partially secured by Freedom's federal tax refunds receivable totaling approximately $600,000 through and for the year ended December 31, 1994, and certain real estate in Georgia. Principal and interest outstanding under the Issuer CreditLine Agreement are payable upon demand by the Issuer. The Issuer CreditLine Agreement does not provide for periodic payments of principal or interest. This line of credit supersedes a $1,000,000 line of credit established on December 1, 1995. Pursuant to the Assets Purchase Agreement described in
Item 3 herein, the Issuer CreditLine Agreement will be canceled and $3,208,163 owed by Freedom to the Issuer will be canceled.

     On November 8, 1996, Freedom executed a Security and Pledge Agreement (the "Security and Pledge Agreement") with Park Financial Group, Inc., a Delaware corporation ("Park Financial"). No loan proceeds were received by Freedom from Park Financial in connection with the Security and Pledge Agreement. Following the close of the third calendar quarter of 1997 and after much dispute between Freedom and Park Financial, Freedom determined to treat the 122,000 shares of Common Stock pledged under the Security and Pledge Agreement as having been stolen and therefore no longer beneficially owned for purposes of this Schedule.

     On December 24, 1996, Freedom executed The Investor CreditLine Service Client Agreement (the "Merrill Lynch CreditLine Agreement") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), a copy of which is attached as
Exhibit 99.8 to this Schedule. On May 1, 1997, proceeds from the Merrill Lynch CreditLine Agreement were used in part to exercise Freedom's option in part to acquire 300,000 shares of the Issuer's Common Stock at the current exercise price of $1.25 per share. Of the 300,000 shares purchased on May 1, 1997, 100,000 shares were pledged to Pioneer Bank (the "Additional Pledged Shares"). The Additional Pledged Shares are in addition to the 1,000,000 shares of Common Stock pledged to Pioneer Bank pursuant to the 1996 Loan Agreement and will remain pledged until, among other things, the Line of Credit, as well as any obligations related thereto, have been repaid in full to Pioneer Bank. The remaining 200,000 shares purchased on May 1, 1997 were pledged, along with an additional 177,480 shares previously pledged, to Merrill Lynch pursuant to the Merrill Lynch CreditLine Agreement. Freedom currently has 2,480 shares of the Issuer's Common Stock pledged to Merrill Lynch under the Merrill Lynch CreditLine Agreement.

     On June 30, 1997, Freedom entered into the Fifth Amendment to Debt Assumption, Loan and Stock Pledge Agreement (the "Fifth Amendment") between Freedom, W. B. Collett, Hilda M. Collett, and PNC Bank, Kentucky, Inc., a copy of which is attached at Exhibit
99.9 to this Schedule. In connection with the Fifth Amendment, Freedom pledged to PNC 200,000 shares of the Issuer's Common Stock pursuant to a Stock Pledge Agreement, a copy of which is attached as Exhibit 99.10.

     On July 10, 1997, the Issuer issued a $1,200,000 5% Cumulative Convertible Debenture due December 31, 1998 (the "Debenture") pursuant to a Regulation S transaction under the Securities Act of 1933, as amended. After December 31, 1997, the purchaser of the Debenture has certain demand rights to redeem part of the Debenture under certain circumstances (the "Demand Rights"). Freedom guaranteed the Demand Rights by pledging 300,000 shares of the Issuer's Common Stock pursuant to a Guaranty and Stock Pledge Agreement (the "Guaranty"), a copy of which is attached as Exhibit 99.11 to this Schedule.

     On August 22, 1997, Freedom amended the Promissory Note with
Pioneer Bank to extend the maturity date from July 31, 1997 to January 31, 1998. A copy of the amended Promissory Note is attached as Exhibit 99.11 to this Schedule.

     Freedom has pledged 50,000 shares of Common Stock to Roland
Howell, a director of the Issuer, to secure a $300,000 loan.

     As reported in Item 5, a total of 720,000 shares are subject to currently exercisable stock options that have been issued to directors and officers of Freedom in their capacities as directors and officers of the Issuer.

     Except as otherwise noted herein, there are no contracts, arrangements, understandings or relationships among the individuals and entities described in Item 2 of this Schedule concerning the securities of the Issuer involving the transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, giving or withholding proxies or any other matters concerning this filing.

     Item 7.   Material to be Filed as Exhibits.

     Exhibit 99.1 Assets Purchase Agreement between Florida Gaming Corporation, Freedom Financial Corporation, and Interstate Capital Corporation, dated September 24, 1997, incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K dated September 24, 1997, as amended [File No. 0-9099].

     Exhibit 99.2   Assets Purchase Agreement between Florida
                    Gaming Corporation, Florida Gaming Centers,
                    Inc., and WJA Realty Limited Partnership, dated November 20, 1996, incorporated by reference to Exhibit 10.1 of the Issuer's
                    Form 8-K dated November 25, 1996 [File No. 0-9099].

     Exhibit 99.3   Loan Agreement between Pioneer Bank and
                    Freedom Financial Corporation, dated July 31,
                    1996.

     Exhibit 99.4   Stock Pledge Agreement between Freedom
                    Financial Corporation and Pioneer Bank, dated
                    July 31, 1996.

     Exhibit 99.5   Promissory Note from Freedom Financial
                    Corporation to Pioneer Bank, dated July 31,
                    1996.

     Exhibit 99.6   Guaranty Agreement between W. B. Collett and
                    Pioneer Bank, dated July 31, 1996.

     Exhibit 99.7 CreditLine Agreement dated October 1, 1996 from Freedom Financial Corporation to Florida Gaming Corporation incorporated by reference to Exhibit 10.19 of the Issuer's Form 10-KSB for the year ended December 31, 1996 [File No. 0-9099].

     Exhibit 99.8   The Investor CreditLine Service Client
                    Agreement between Freedom Financial
                    Corporation and Merrill Lynch, Pierce, Fenner
                    & Smith Incorporated, dated December 24,
                    1996.

     Exhibit 99.9 Fifth Amendment to Debt Assumption, Loan and Stock Pledge Agreement between Freedom Holding, Inc., W. B. Collett, Hilda M. Collett, and PNC Bank, Kentucky, Inc., dated June 30, 1997.

     Exhibit 99.10  Stock Pledge Agreement between Freedom
                    Financial Corporation and PNC Bank, Kentucky,
                    Inc., dated June 30, 1997.

     Exhibit 99.11 Guaranty and Stock Pledge Agreement between Florida Gaming Corporation and Freedom Financial Corporation dated July 10, 1997 incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K dated July 10, 1997 [File No. 0-9099].

     Exhibit 99.12  Amended Promissory Note from Freedom
                    Financial Corporation to Pioneer Bank, dated
                    August 22, 1997.

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FREEDOM FINANCIAL CORPORATION


                                   By____________________________
                                     W. B. Collett
                                     Chief Executive Officer

                                   Date:  October ___, 1997


                          Index to Exhibits

Exhibit                                                      Page

Exhibit 99.1   Assets Purchase Agreement between Florida
               Gaming Corporation, Freedom Financial
               Corporation, and Interstate Capital
               Corporation, dated September 24, 1997,
               incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K dated September 24,
               1997, as amended [File No. 0-9099].

Exhibit 99.2   Assets Purchase Agreement between Florida
               Gaming Corporation, Florida Gaming Centers,
               Inc., and WJA Realty Limited Partnership, dated November 20, 1996, incorporated by reference to Exhibit 10.1 of the Issuer's
               Form 8-K dated November 25, 1996 [File No. 0-9099].

Exhibit 99.3   Loan Agreement between Pioneer Bank and
               Freedom Financial Corporation, dated July 31,
               1996.

Exhibit 99.4   Stock Pledge Agreement between Freedom
               Financial Corporation and Pioneer Bank, dated
               July 31, 1996.

Exhibit 99.5   Promissory Note from Freedom Financial
               Corporation to Pioneer Bank, dated July 31,
               1996.

Exhibit 99.6   Guaranty Agreement between W. B. Collett and
               Pioneer Bank, dated July 31, 1996.

Exhibit 99.7 CreditLine Agreement dated October 1, 1996 from Freedom Financial Corporation to Florida Gaming Corporation incorporated by reference to Exhibit 10.19 of the Issuer's Form 10-KSB for the year ended December 31, 1996 [File No. 0-9099].

Exhibit 99.8   The Investor CreditLine Service Client
               Agreement between Freedom Financial
               Corporation and Merrill Lynch, Pierce, Fenner
               & Smith Incorporated, dated December 24,
               1996.

Exhibit 99.9   Fifth Amendment to Debt Assumption, Loan and
               Stock Pledge Agreement between Freedom
               Holding, Inc., W. B. Collett, Hilda M.
               Collett, and PNC Bank, Kentucky, Inc., dated
               June 30, 1997.

Exhibit 99.10  Stock Pledge Agreement between Freedom Financial
               Corporation and PNC Bank, Kentucky, Inc. dated
               June 30, 1997.

Exhibit 99.11  Guaranty and Stock Pledge Agreement between
               Florida Gaming Corporation and Freedom
               Financial Corporation dated July 10, 1997 incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K dated July 10, 1997
               [File No. 0-9099].

Exhibit 99.12  Amended Promissory Note from Freedom
               Financial Corporation to Pioneer Bank, dated
               August 22, 1997.

                            SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FREEDOM FINANCIAL CORPORATION


                                   By    /s/ W. B. Collett
                                      W. B. Collett, Chief
                                        Executive Officer

                                   Date:  October ___, 1997